# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEUROMETRIX, INC., CIK 0001289850
CUSIP: 641255880
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1000 WINTER STREET, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001683168-24-001211
Filed by CIK 0001510865
Persons authorized to receive notices and communications: Ephraim Fields, 265 EAST 66TH STREET, 42nd FLOOR, NEW YORK, New York (NY), 10065, 917-620-8421

## Reporting persons
- Ephraim Fields (CIK 0001510865): type of reporting person: individual (IN); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 74,301; shared voting power 0; sole dispositive power 74,301; shared dispositive power 0; aggregate amount beneficially owned 74,301 (3.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: NEUROMETRIX, INC.
Address of issuer's principal executive offices: 1000 WINTER STREET, WALTHAM, Massachusetts (MA), 02451

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the last Schedule 13D was filed, The Reporting Person sold 65,723 Shares of the Issuer. As a result of the sales, the beneficial ownership of theReporting Persons has dropped to below 5% of the outstanding Shares of the Company. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction: Since the last Schedule 13D was filed, The Reporting Person sold 65,723 Shares of the Issuer. As a result of the sales, the beneficial ownership of the Reporting Persons has dropped to below 5% of the outstanding Shares of the Company. The filing of this Amendment represents the final amendmentto the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns in the aggregate 74,301 shares of Common Stock, which represents approximately 3.6% of the Company's outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on the 2.042689 million shares outstanding the Issuer stated on November 5, 2024 were outstanding as of November 4, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the voting of all such shares described in Item 5(a) above. The ReportingPerson has the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above. The Reporting Person does not haveshared power to vote or to direct the vote of any such shares described in Item 5(a) above, and does not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above;
Transactions in the class effected during the past sixty days: See attached Schedule A.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other personwith respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Transactions in Securities of the Issuer During the Past Sixty Days

## Signatures
- Ephraim Fields: /s/ Ephraim Fields, Ephraim Fields (12/19/2024)